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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)*



                           Princeton Video Image, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                                ("Common Stock")
                         (Title of Class of Securities)

                                    742476104
                   ------------------------------------------
                                 (CUSIP Number)

                                 Robert S. Lemle
             Executive Vice President, General Counsel and Secretary
                         Cablevision Systems Corporation
                               1111 Stewart Avenue
                          Bethpage, New York 11714-3581
                                 (516) 803-1005
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 20, 2001
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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===============================================================================

                                  SCHEDULE 13D

========================                              =========================
CUSIP NO. 742476104                                   PAGE 2 OF 15 PAGES
========================                              =========================

-------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS.
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     PVI Holding, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE              (a) [ ]
     INSTRUCTIONS)                                                      (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     BK
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0 shares of Common Stock
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    15,471,908 shares of Common Stock
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0 shares of Common Stock
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    15,471,908 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,471,908 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
     (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     OO
-------------------------------------------------------------------------------

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===============================================================================

                                  SCHEDULE 13D

========================                              =========================
CUSIP NO. 742476104                                   PAGE 3 OF 15 PAGES
========================                              =========================

-------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS.
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     CSC Holdings, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE              (a) [ ]
     INSTRUCTIONS)                                                      (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     BK
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0 shares of Common Stock
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    15,471,908 shares of Common Stock
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0 shares of Common Stock
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    15,471,908 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,471,908 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
     (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE REPORTING PERSON)
     HC, CO
-------------------------------------------------------------------------------

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===============================================================================

                                  SCHEDULE 13D

========================                              =========================
CUSIP NO. 742476104                                   PAGE 4 OF 15 PAGES
========================                              =========================

-------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS.
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Cablevision Systems Corporation (11-2776686)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE              (a) [ ]
     INSTRUCTIONS)                                                      (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     BK
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0 shares of Common Stock
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    15,471,908 shares of Common Stock
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0 shares of Common Stock
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    15,471,908 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,471,908 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
     (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     HC, CO
-------------------------------------------------------------------------------

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===============================================================================

         This Amendment No. 1, dated September 26, 2001, amends the statement on
Schedule 13D, dated February 14, 2001 (the "Statement") filed by PVI Holding, LLC ("PVI Holding"), CSC Holdings, Inc. ("CSC Holdings") and Cablevision Systems Corporation ("Cablevision", together with PVI Holding and CSC Holdings, the "Reporting Persons"), by adding the following additional information.

ITEM 4. PURPOSE OF TRANSACTION.

The following is hereby added after the eighth paragraph of Item 4:

         On July 23, 2001, the Issuer and PVI Holding amended the Purchase Agreement by letter agreement. On September 13, 2001, the Issuer was reincorporated as a corporation organized under the laws of the State of Delaware. On September 20, 2001, Cablevision and the Issuer entered into a Joint Collaboration and License Agreement substantially on the terms set forth in the Purchase Agreement.

         Pursuant to the Purchase Agreement, at the Second Closing on September 20, 2001, PVI Holding purchased the additional 1,992,091 shares of Common Stock at a purchase price of $4,980,227.50 and Warrants to purchase 11,471,908 shares of Common Stock.

ITEM 5. INTERESTS IN SECURITIES OF THE COMPANY

The following is hereby added after the last paragraph of Item 5(d):

         To the knowledge of the Reporting Persons, no other person is known to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Second Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.5 Letter Agreement, dated as of July 23, 2001, between the Issuer and PVI Holding amending the Stock and Warrant Purchase Agreement, dated as of February 4, 2001.

99.6 Joint Collaboration and License Agreement, dated as of September 20, 2001, between the Issuer and Cablevision.

                                       -5-
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================================================================================

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2001

                                      PVI HOLDING, LLC

                                      By: /s/ Andrew Rosengard
                                          --------------------------------------
                                          Name:  Andrew Rosengard
                                          Title: Executive Vice President,
                                                 Finance, and Secretary

                                      CSC HOLDINGS, INC.

                                      By: /s/ Andrew Rosengard
                                          --------------------------------------
                                          Name:  Andrew Rosengard
                                          Title: Executive Vice President,
                                                 Finance


                                      CABLEVISION SYSTEMS CORPORATION

                                      By: /s/ Andrew Rosengard
                                          --------------------------------------
                                          Name:  Andrew Rosengard
                                          Title: Executive Vice President,
                                                 Finance





                                       -6-